Filed by Thimble Point Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Thimble Point Acquisition Corp.

Commission File No. 001-39969

Date: November 15, 2021

Pear Therapeutics Provides 2021 Business Update and

Reaffirms Full Year 2021 Revenue Guidance

BOSTON – November 15, 2021 – Pear Therapeutics, Inc. (“Pear”), the leader in developing and commercializing software-based medicines, called prescription digital therapeutics (PDTs), today provides an update on significant progress in its commercialization, pipeline, and platform strategy prior to the expected closing of its business combination with Thimble Point Acquisition Corp (NASDAQ: THMA). Pear has demonstrated expanded payor reimbursement, increased prescribing, and extensive real-world product performance. In addition, Pear’s pipeline and platform offer an opportunity to create and commercialize PDTs across many disease states.

“The rapidly emerging PDT category is building momentum with accelerating clinical validation, patient adoption, prescriber utilization, and payor reimbursement,” said Corey McCann, M.D., Ph.D., President and CEO of Pear Therapeutics. “In 2021, we achieved great progress in forging the commercial model for the category and executing in line with our guidance. In the first three quarters of the year, we expanded the use of, and access for, our three FDA-authorized products, reSET®, reSET-O®, and Somryst®. We believe that access to PDTs is critical to enabling increased treatment accessibility for patients across wide-ranging socioeconomic backgrounds with the potential to reduce overall healthcare spending in the U.S.”

Year to Date Business Highlights

Pear expanded payor coverage for its portfolio of marketed products

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More than 30 organizations now provide access to Pear’s PDTs by either listing on a formulary as a covered benefit or purchasing products in bulk. Pear is on target to achieve 30 million covered lives by year-end.

•	Massachusetts became the first state to cover PDTs for all Medicaid patients. Pear’s products, reSET and reSET-O, were added to MassHealth’s Non-Drug Product List, effective November 1, 2021.

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Pear’s PDTs were made available on major national product formularies. Prime Therapeutics made reSET and reSET-O available to Blue Cross Blue Shield plans via their standard formulary or custom formularies, and one of the top three pharmacy benefit managers (PBMs) is providing national opt-in access for reSET, reSET-O, and Somryst.

Pear expanded prescribing of its portfolio of marketed products

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Prescriptions for Pear’s three FDA-authorized products totaled approximately 10,500 at the end of Q3 2021, and Pear reaffirms its guidance of 12,500 prescriptions for fiscal year 2021. To date, more than 900 clinicians across more than 35 states have written prescriptions for one or more of Pear’s three FDA-authorized products. Institutions deploying its PDTs include large addiction health systems, hospital network providers, and academic medical centers such as ChristianaCare, Crossroads, Northwell Health, M Health Fairview, and Kaiser Permanente Washington.

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The American Medical Association (AMA) Current Procedural Terminology (CPT) Editorial Panel announced CPT Category 1 codes that will allow for the reporting of cognitive behavioral therapy (CBT) monitoring services, which will go into effect January 2023.

Pear demonstrated health equity, enhanced clinical outcomes, and reduced treatment costs for patients utilizing PDTs

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Analysis of data from more than 3,000 patients using reSET-O demonstrated high and durable real-world engagement and a positive association between product use and reduced illicit opioid use and retention in treatment[1].

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Treatment of real-world patients with opioid use disorder who used an 84-day prescription of reSET-O compared to patients who did not engage with reSET-O resulted in a reduction in total cost by $2,708 and a 46% lower incidence of hospital-related stays over 9-months, as measured from the patient’s use of, or non-engagement with, reSET-O2. A second 84-day prescription (i.e., a “refill”) was associated with further improved outcomes, higher levels of treatment retention, and fewer hospital encounters compared to patients treated with a single 84-day script of reSET-O3.

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Preliminary findings from the DREAM study, a decentralized clinical trial examining the real-world impact of Somryst on chronic insomnia, demonstrate that use of Somryst is associated with significant reductions in insomnia severity[4]. Pear expects to complete study enrollment and report clinical outcome study results in 2022.

•	Pear expects to publish six-month health economic data for reSET and Somryst and 12-month health economic data for reSET-O in the first half of 2022.

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Pear delivered on its commitment to rural and underserved populations by working with groups including the Ninilchik Village Tribe in Alaska and State Opioid Response (SOR) grants by Indiana, Kentucky, and Ohio.

Pear advanced its market leading pipeline and platform

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Pear bolstered its pipeline through the license of multiple technologies from Empatica, etectRx, and Keywise in 2021, including digital biomarkers, machine learning algorithms, and sensor-based technologies. Since its inception, Pear has in-licensed or acquired 16 new technologies.

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Pear advanced its industry-first scalable end-to-end platform to discover, develop, and commercialize PDTs, advancing integration with EHR systems and streamlining the use of PDTs via its Patient Services Center.

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Pear received an SSAE 18 SOC2 Type II audit certification and was granted a new patent covering systems and methods for ensuring data security in the treatment of diseases and disorders using digital therapeutics, underscoring Pear’s commitment to protecting patient data and complying with applicable laws and regulations concerning access to and use of patient data.

Pear remains on track for projected full year 2021 revenue

•	Based on preliminary results for the three quarters ended September 30, 2021, Pear reaffirms its $4 million revenue guidance for full year 2021.

Pear positioning itself to be a public company

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Subject to the satisfaction or waiver (as applicable) of all closing conditions, upon the consummation of the previously announced business combination with Thimble Point, Pear will become a public company traded on the Nasdaq under the ticker symbol “PEAR.”

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Upsized the fully-committed $125 million private investment in public equity (PIPE) from leading healthcare and technology investors, including Neuberger Berman and a leading Integrated Delivery Network.

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The combined company’s board of directors will be initially comprised of seven directors, including the nominees (i) Jorge Gomez, current CFO of Dentsply Sirona and former CFO of Cardinal Health, (ii) Kirthiga Reddy, co-founder of F7 Ventures and previously a partner at SoftBank Investment Advisers, and (iii) Alison Bauerlein, co-founder, Chief Financial Officer and Executive Vice President of Finance at Inogen.

•	Pear team expanded from approximately 200 employees as of June 30, 2021, to approximately 250 employees as of September 30, 2021.

Business Combination with Thimble Point Acquisition Corp

As previously announced on June 22, 2021, Pear and Thimble Point Acquisition Corp. (NASDAQ: THMA), a special purpose acquisition company, entered into a definitive merger agreement, providing for a business combination that will result in Pear becoming a publicly listed company. A special meeting for Thimble Point stockholders to vote on the combination with Pear will be held virtually on November 30, 2021 at 9:00 AM, Eastern Time. Subject to stockholder approval, the business combination is expected to close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon closing, the Combined Company will trade on the NASDAQ under the ticker symbol “PEAR”.

About Pear Therapeutics

Pear Therapeutics is the leader in prescription digital therapeutics, or PDTs. Pear aims to redefine medicine by discovering, developing, and delivering clinically validated software-based therapeutics to provide better outcomes for patients, smarter engagement and tracking tools for clinicians, and cost-effective solutions for payers. Pear has a pipeline of products and product candidates across therapeutic areas, including the first three PDTs with disease treatment claims from the FDA. Pear’s lead product, reSET, for the treatment of substance use disorder, was the first PDT to receive marketing authorization from FDA to treat disease. Pear’s second product, reSET-O, for the treatment of opioid use disorder, was the first PDT to receive Breakthrough Designation. Pear’s third product, Somryst® for the treatment of chronic insomnia, was the first PDT submitted through FDA’s traditional 510(k) pathway while simultaneously reviewed through FDA’s Software Precertification Pilot Program. For more information, visit Pear at www.peartherapeutics.com.

Important Information and Where to Find It

BEFORE MAKING ANY VOTING DECISIONS, STOCKHOLDERS OF THIMBLE POINT AND PEAR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED TRANSACTIONS. THIMBLE POINT HAS FILED A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS. The proxy statement/prospectus has been declared effective and has been mailed to Thimble Point stockholders of record at the close of business on October 18, 2021, for voting on the proposed business combination and other matters to be voted upon at a special meeting of Thimble Point’s stockholders (the “Special Meeting”). The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted on at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters.

Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, and Thimble Point stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from Thimble Point.

Participants in the Solicitation

Thimble Point and Pear and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Thimble Point’s stockholders in respect of the proposed transactions. Information about Thimble Point’s directors and executive officers and their ownership of Thimble Point’s securities is set forth in Thimble Point’s filings with the SEC, including Thimble Point’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of Thimble Point’s securities have changed since the amounts printed in Thimble Point’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release, including the preliminary financial results, may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thimble Point and Pear. Forward- looking statements generally relate to future events involving, or the future performance of, Thimble Point or Pear. For example, statements regarding Pear’s expected revenue for the quarter ended September 30, 2021, Pear’s projected timelines for patient enrollment in its DREAM study and the timing for publication of health economic data for reSET and Somryst and 12-month health economic data for reSET-O, anticipated growth in the industry in which Pear operates and anticipated growth in demand for Pear’s products, projections of Pear’s future financial results and other metrics, anticipated actions by any regulatory authorities or payers, expectations regarding the commercialization of our products or resulting from third-party studies, the satisfaction of closing conditions to the proposed transaction between Thimble Point and Pear (the “proposed transaction”), the timing of the completion of the proposed transaction and expectations regarding our performance as a public company are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”,

“forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Pear and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of Thimble Point’s securities; (ii) the risk that the proposed transaction may not be completed by Thimble Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Thimble Point; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against Thimble Point, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Thimble Point or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of Thimble Point to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Thimble Point’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated in Thimble Point’s registration statement on Form S-4 (File No.  333-257982) (the “Registration Statement”), which was declared effective by the SEC on October 26, 2021, and the definitive proxy statement/prospectus included therein, including those set forth under “Risk Factors” therein, and other documents filed and to be filed with the SEC by Thimble Point. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and Thimble Point and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Thimble Point nor Pear gives any assurance that either Thimble Point or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Thimble Point or Pear or any other person that the events or circumstances described in such statement are material.

Non-Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Thimble Point Acquisition Corp., Pear, or any of their respective affiliates. No such offering or securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the Business Combination Agreement between Pear and Thimble Point.

reSET®, reSET-O®, and Somryst® are registered trademarks of Pear Therapeutics, Inc.

Pear Media and Investors Contacts:

Meara Murphy, Senior Director of Corporate Communications

meara.murphy@peartherapeutics.com

Argot Partners

pear@argotpartners.com

Golin

golinpear@golin.com

References:

1.

Yuri A. Maricich, MD, Xiaorui Xiong, PhD, Robert Gerwien, PhD, Alice Kuo, BA Fulton Velez, MD MBA, Bruce Imbert, MD PhD, Keely Boyer, MBA, Hilary F. Luderer, PhD, Stephen Braun, BA, Karren Williams, PhD (2020): Real-World evidence for a prescription digital therapeutic to treat Opioid Use Disorder, Journal of Current Medical Research and Opinion, DOI:10.1080/03007995.2020.1846023.

2.

Velez FF, Colman S, Kauffman L, Ruetsch C, Anastassopoulos K, Maricich YA. Comparison of Healthcare Resource Utilization Between Patients Who Engaged or Did Not Engage With a Prescription Digital Therapeutic for Opioid Use Disorder. Clinicoecon Outcomes Res. 2021;13:909-916 https://doi.org/10.2147/CEOR.S334274

3.

Yuri A. Maricich, Robert Gerwien, Alice Kuo, Daniel C. Malone & Fulton F. Velez (2021) Real-world use and clinical outcomes after 24 weeks of treatment with a prescription digital therapeutic for opioid use disorder, Hospital Practice, DOI: 10.1080/21548331.2021.1974243

4.

Thorndike FP, Morin CM, Gerwien R, Wendorf A, Xiong X, Saver K, Maricich Y. Preliminary data from virtual trial of a Prescription Digital Therapeutic for adults with chronic insomnia during the COVID-19 pandemic. Society of Behavioral Sleep Medicine 2021, the 3rd annual Scientific Conference.